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                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 033-61601-01


                  Pricing Supplement, dated October 18, 1996
                to Prospectus Supplement dated October 6, 1995
                    to Prospectus dated September 27, 1995


                        BANPONCE FINANCIAL CORPORATION
                         MEDIUM-TERM NOTES, SERIES C
             DUE FROM NINE MONTHS TO 30 YEARS FROM DATE OF ISSUE
 Unconditionally Guaranteed as to Payment of Principal, Premium, if any, and interest by

                             BANPONCE CORPORATION

PRINCIPAL AMOUNT.......................................  $10,000,000.00

ORIGINAL ISSUE DATE....................................  October 22, 1996

MATURITY DATE..........................................  October 22, 1998

GLOBAL NOTE............................................  Yes

INITIAL INTEREST RATE..................................  5.7473%

INTEREST RATE BASIS....................................  3 Month LIBOR

INDEX MATURITY.........................................  N/A

SPREAD.................................................  +.22%

INTEREST RATE RESET PERIOD.............................  Two business days before the interest
                                                         payment date.

INTEREST PAYMENT DATES.................................  12/18/96, 3/19/97,
                                                          6/18/97, 9/17/97,
                                                         12/17/97, 3/18/98,
                                                          6/17/98, 9/16/98 and
                                                         at maturity.

The proceeds from the issuance of the Note to which this Pricing Supplement relates will be used to finance BanPonce Financial Corporation subsidiaries.

                             RECENT DEVELOPMENTS
On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small Business Job Protection Act") was signed into law. The Act provides for the repeal of Section 936 of the Internal Revenue Code of 1986, as amended ("Section 936") subject to a ten year grandfather provision. In general terms,
Section 936 provides United States corporations operating in Puerto Rico ("936 corporations") with a tax credit against United States federal tax liability on income derived from business operations and certain investments in Puerto Rico. The Small Business Job Protection Act phases out the Section 936 tax credit for income derived from Puerto Rican business operations of a 936 Corporation over a ten-year period and repeals, retroactively as of July 1, 1996, the credit against United States federal tax liability for investments ("936 funds") made by 936 corporations in Puerto Rico. This credit has created a local money market (the "936 funds market") in which funding is normally available at a cost below that prevailing in the United States mainland or the Eurodollar markets. The volume of the 936 funds market could be reduced significantly during the Corporation's current fiscal year as a result of the enactment of the Act. As of June 30, 1996, the Corporation was a recipient of and had a balance of $[2.9] billion in 936 funds, representing [19.5]% of the Corporation's total liabilities. Management anticipates that the main impact of this legislation will be a moderate net increase in the Corporation's cost of funds. The anticipated rise in the cost of funds is expected to be partially offset by a decrease in the cost of complying with various investment requirements mandated by local regulations that are applicable to all recipients of 936 funds. The repeal of Section 936 also could have an adverse effect on the general economic condition of Puerto Rico, the Corporation's predominate service area.
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                 CERTAIN ADDITIONAL FEDERAL TAX CONSEQUENCES

Recently proposed U.S. Treasury regulations (the "Proposed Regulations") would establish alternative methods for providing the certification that is required, as described in the Prospectus Supplement under the caption "United States Taxation-United States Alien Holders", for payment on the Notes to be free from United States withholding tax, information reporting requirements and backup withholding tax. The Proposed Regulations also would require, in the case of Notes held by foreign partnerships, that (x) the certification described above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of certain tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

                            REDEMPTION PROVISIONS

"If BanPonce Corporation does not maintain top-tier short-term ratings from a minimum of two of the six Nationally Recognized Statistical Rating Organizations, the purchaser shall have the unconditional right to demand prepayment of 100% of the outstanding principal amount of the note plus accrued interest. Such demand shall be made by telephone from the purchaser to the issuer up until 12:00 p.m., Cst, on the same business day on which the prepayment will be made. The issuer shall pay to the purchaser the principal amount under the note(s) and all interest accrued and not paid theretofore on the date of prepayment. All payments shall be made in immediately available funds."